China Ritar Power Corp.
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

November 20, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Jay Mumford
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Ritar Power Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 9, 2007
File No. 333-142942

We hereby submit the responses of China Ritar Power Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 19, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2007 and 2006

1.
Please confirm to us that any restatements or other changes to the interim financial statements have been appropriate reflected in the Forms 10-Q for 2007. Please note that the financial statements included in the Form S-1 should no be different from those included in your 1934 Act filings.

Company Response: We have filed the Amendment No. 2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 and the Amendment No. 1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 to reflect the restatements and other changes to our financial statements for the three months ended March 31, 2007 and for the six months ended June 30, 2007, respectively. The financial statements included in the Form S-1 is now consistent with the financial statements included in the Company’s 1934 Act filings.

Condensed Consolidated Statements of Cash Flows, page F-5

2.	Tell us why net income for the six months ended June 30, 2007 is not the same as net income for that period as reported on the statement of income on page F-3. Revise the statement as necessary.

Company Response: We inadvertently misstated the net income on Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2007. We have revised the Condensed Consolidated Statements of Cash Flows so that the net income is now the same as the net income for that period as reported on the Condensed Consolidated Statements of Income and Comprehensive Income.

3.	As a related matter, the Statement of cash flows for the 2007 interim period does not appear to be mathematically accurate. Please revise as necessary.

Company Response: We have revised the Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2007 as follows:

•
we have revised the amount of “Proceeds from issuance of share capital” under Financing Activities from $10,330,679 to “Proceeds from issuance of stock, net of direct issue expenses $1,835,952” with an amount of $10,414,048;

•	we have also revised the amount of “Net Cash Provided By Financing Activities” from $9,638,886 to $9,861,505.

Note 27 — Restatement of Previously Issued Financial Statements, page F-25

4.	Please add footnote disclosure that explains the nature and derivation of and reason for the $87,881 adjustment to the equity section of the balance sheet appearing on page F-26.

Company Response: We have added the following footnote disclosure in Note 27 (Restatement of Previously Issued Financial Statements) to the Consolidated Financial Statements for the Six Months Ended June 30, 2007 (Restated) and 2006 to include a description of the $87,881 adjustment to the equity section of the balance sheet:

The Company has restated the equity sections of the Consolidated Balance Sheets and the related Consolidated Statements of Shareholders’ equity for the recapitalization reverse merger consummated in February 2007 and restated weighted-average shares for all periods to reflect the equivalent number of shares received by the acquiring company in the recapitalization reverse merger consummated in February 2007.

1) To reclassify the additional paid in capital of $1,299 that was incorrectly posted to retained earnings;

2) To transfer the retained earnings and the additional paid in capital (“APIC”) to the additional expense;

3) To transfer the common stock to the additional expense;

The following is a summary of the restatement for the additional paid in capital and accumulated deficit.

	Adjustment no:	Additional paid in capital	Retained earnings
		11,577,961	$5,568,163
As previously reported
Reclassify the retained earnings to APIC	1	1,299	(1,299)
Transfer of APIC to additional expenses	2	(87,780)	87,780
Transfer of the common stock to additional expenses	3	(1,400)	1,400

		(87,881)	87,881

Balance as restated as at June 30, 2007		11,490,080	5,656,044

5.
The restated statement of income for the 2007 interim period which appears an page F-27 is not the same as the statement of income for that period as it appears on page F-3. Please revise as necessary to resolve the inconsistencies.

Company Response: We have revised the amount of additional expense from $10,463 to $10,643 and net income from $1,419,749 to $1,409,106 in Restatement of Condensed Consolidated Statements of Income and Comprehensive Income of Note 27 (Restatement of Previously Issued Financial Statements), respectively, to be consistent with the statement of income for that period.

Audited Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Income and Comprehensive Income,-page F-33

6.	Please label the statements "as restated" since net income per share and weighted average shares have been restated to correct an error in the S-1 as initially filed.

Company Response: Per the Staff’s comments, we have labeled the consolidated statements of income and comprehensive income for the years ended December 31, 2006, 2005 and 2004 as “restated.”

Note 26. Restatement of Previously Issued _Financial Statements, page F-55

7.
Please provide disclosure that separately quantifies and describes the reason for each individual restating adjustment. For instance, we see changes to numerous balances on the statements of cash flows for 2006 and 2005; however, the footnote lacks detailed quantified disclosure about the impact of the individual errors. Please expand.

Company Response: We have revised Note 26 (Restatement of Previously Issued Financial Statements) to the Consolidated Financial Statements (Restated) for the Years Ended December 31, 2006, 2005 and 2004 as follows:

We revised the statement of cash flow for the year ended December 31, 2006, 2005 and 2004, with the following adjustment according to SFAS 95:

1. To recalculate the statement of cash flow with the average exchange rate

2. To reclassify Restricted Cash from non cash operating activities to financing activities

3. To reclassify Deferred Offering Costs from non cash operating activities to financing activities

4. To reclassify Proceeds From Other Loan Borrowings to Proceeds from Bank Borrowings

5. To reclassify the Repayment of Bank Borrowings to Repayments of Other Loan Borrowings.

Restatement of Consolidated Statements of Cash flows for the Year Ended December 31, 2006

	As Previously Reported	Adj. No.	Restatement		As Restated
	Years Ended December 31, 2006
Operating activities
Income for the year	$3,862,353		$-	-	$3,862,353
Adjustments to reconcile net income from operations to net cash used in operating activities:
Depreciation of property, plant and equipment	356,883	(1)		(7,350)	349,533
Allowance of bad debts - Accounts receivable	14,741	(1)		(1,258)	13,483
Allowance of bad debts- Other receivable	31,794	(1)		(1,705)	30,089
Gain on disposal of a subsidiary	(37,491)			-	(37,491)
Minority interests	51,145			-	51,145
Changes in non-cash operating working capital items:
Accounts receivables	(4,425,023)	(1)		191,066	(4,233,957)
Inventories	(2,459,412)	(1)		163,146	(2,296,266)
Deferred offering costs	(315,448)	(1),(3)		315,448	-
Other current assets	(378,690)	(1)		15,196	(363,494)
Accounts payable	2,637,697	(1)		(108,435)	2,529,262
Income and other tax payable	727,912	(1)		(62,892)	665,020
Accrued salaries	81,344	(1)		(1,675)	79,669
Other current liabilities	595,255	(1)		(145,612)	449,643
Restricted cash	(1,120,000)	(1),(2)		1,120,000	-
Net cash provided by (used in) operating activities	(376,940)				1,098,989

Investing activities
Purchase of equipment	(740,406)	(1)		22,028	(718,378)
Loan to related parties	(386,229)	(1)		18,008	(368,221)
Purchase of Intangible assets	(20,541)	(1)		(6,828)	(27,369)
Acquisition of further 20% in Shanghai Ritar	(74,958)			-	(74,958)
Sales proceeds of disposal of subsidiary of Ribitar net of cash	14,123			-	14,123
Net cash used in investing activities	(1,208,011)				(1,174,803)

Financing activities
Proceeds from issuance of share capital	1,000			-	1,000
Proceeds from other loan borrowings	1,010,553	(1)		(20,814)	989,739
Proceeds from bank borrowings	6,345,157	(1)		(130,689)	6,214,468
Repayment of other loan borrowings	(626,799)	(1)		12,910	(613,889)
Repayment of bank borrowings	(4,738,792)	(1)		83,065	(4,655,727)
Deferred offering costs	-	(1),(3)		(308,951)	(308,951)
Restricted cash	-	(1),(2)		(1,096,932)	(1,096,932)
Net cash provided by financing activities	1,991,119				529,708

Effect of exchange rate changes in cash	51,961	(1)		(47,726)	4,235

Net increase in cash and cash equivalents	458,129	(1)		-	458,129

Cash and cash equivalents, beginning of year	496,714				496,714

Cash and cash equivalents, end of year	$954,843				$954,843

Supplemental disclosure of cash flow information
Cash paid during the year:
Interest paid	$459,339				$459,339
Income taxes paid	$76,016				$76,016

Restatement of Consolidated Statements of Cashflows for the Year Ended December 31, 2005

	As Previously Reported	Adj. No.	Restatement	As Restated
	Years Ended December 31, 2005
Operating activities
Income for the year	$1,061,251		$-	$1,061,251
Adjustments to reconcile net income from operations to net cash used in operating activities:
Depreciation of property, plant and equipment	239,457	(1)	(4,235)	235,222
Allowance of bad debts - Accounts receivable	159,378	(1)	(10,710)	148,668
Allowance of bad debts- Other receivable	7,998	(1)	(537)	7,461
Gain on disposal of a subsidiary	-		-	-
Minority interests	11,666		-	11,666
Changes in non-cash operating working capital items:
Accounts receivables	(96,813)	(1)	6,506	(90,307)
Inventories	(1,525,594)	(1)	75,675	(1,449,919)
Deferred offering costs	-		-	-
Other current assets	(33,335)	(1)	5,654	(27,681)
Accounts payable	703,358	(1)	(47,265)	656,093
Income tax and other payable	450,864		(1)	450,863
Accrued salaries	41,654	(1)	(4,546)	37,108
Other current liabilities	(10,928)	(1)	(9,638)	(20,566)
Net cash provided by operating activities	1,008,956			1,019,859

Investing activities
Purchase of equipment	(559,939)	(1)	(18,197)	(578,136)
Loan to related parties	(144,057)	(1)	8,164	(135,893)
Purchase of Intangible assets	-		-	-
Acquisition of further 20% in Shanghai Ritar	-		-	-
Sales proceeds of disposal of subsidiary of Ribitar net of cash	-		-	-
Net cash used in investing activities	(703,996)			(714,029)

Financing activities
Proceeds from issuance of share capital	-		-	-
Proceeds from other loan borrowings	757,674	(1),(4)	(268,418)	489,256
Proceeds from bank borrowings	2,176,618	(1),(4)	408,633	2,585,251
Repayment of other loan borrowings	(1,230,733)	(1),(5)	1,004,906	(225,827)
Repayment of bank borrowings	(1,723,156)	(1),(5)	(1,157,129)	(2,880,285)
Dividend declared in 2004 and paid in 2005	(98,957)	(1)	(1,001)	(99,958)
Dividend declared and paid during the year	(88,579)	(1)	(410)	(88,989)
Deferred offering costs	-		-	-
Net cash used in financing activities	(207,133)			(220,552)

Effect of exchange rate changes in cash	(601)	(1)	12,549	11,948

Net increase in cash and cash equivalents	97,226			97,226

Cash and cash equivalents, beginning of year	399,488			399,488

Cash and cash equivalents, end of year	$496,714			$496,714

Supplemental disclosure of cash flow information
Cash paid during the year:
Interest paid	$129,361			$129,361
Income taxes paid	$27,189			$27,189

Restatement of Consolidated Statements of Cashflows for the Year Ended December 31, 2004

	As Previously Reported	Adj. No.	Restatement	As Restated
	Year Ended December 31, 2004
Operating activities
Income for the year	$137,368		$-	$137,368
Adjustments to reconcile net income from operations to net cash used in operating activities:
Depreciation of property, plant and equipment	149,503	(1)	(2)	149,501
Allowance of bad debts - Accounts receivable	22,039		-	22,039
Allowance of bad debts- Other receivable	1,633		-	1,633
Gain on disposal of a subsidiary	-		-	-
Minority interests	(24,002)		-	(24,002)
Changes in non-cash operating working capital items:			-
Accounts receivables	251,005	(1)	1	251,006
Inventories	(318,248)		-	(318,248)
Deferred offering costs	-		-	-
Other current assets	(89,855)		-	(89,855)
Accounts payable	52,342		-	52,342
Income tax and other payable	22,998		-	22,998
Accrued salaries	45,104		-	45,104
Other current liabilities	156,363	(1)	1	156,364
Restricted cash	-		-	-
Net cash provided by operating activities	406,250		-	406,250

Investing activities
Purchase of equipment	(335,596)	(1)	1	(335,595)
Loan to related parties	44,991		-	44,991
Purchase of Intangible assets	-		-	-
Acquisition of further 20% in Shanghai Ritar	-		-	-
Sales proceeds of disposal of subsidiary of Ribitar net of cash	-		-	-
Net cash used in investing activities	(290,605)		1	(290,604)

Financing activities
Proceeds from issuance of share capital	-		-	-
Proceeds from other loan borrowings	473,059		-	473,059
Proceeds from bank borrowings	-		-	-
Repayment of other loan borrowings	-		-	-
Repayment of bank borrowings	(443,025)		-	(443,025)
Dividend declared in 2004 and paid in 2005	-		-	-
Dividend declared and paid during the year	-		-	-
Contributions from minority interests of a subsidiary	24,137		(2)	24,135
Net cash provided by financing activities	54,171		(2)	54,169

Effect of exchange rate changes in cash	-	(1)	1	1

Net increase in cash and cash equivalents	169,816	(1)	-	169,816

Cash and cash equivalents, beginning of year	229,672			229,672

Cash and cash equivalents, end of year	$399,488	(1)	$-	$399,488

Supplemental disclosure of cash flow information
Cash paid during the year:
Interest paid	$40,528			$40,528
Income taxes paid	$6,962			$6,962

8.	Please add disclosure that quantifies the change to weighted average shares and the affect on net income per share for each restated period.

Company Response: We added the following additional disclosure to Note 26 (Restatement of Previously Issued Financial Statements) to the Consolidated Financial Statements (Restated) for the Years Ended December 31, 2006, 2005 and 2004:

Restated weighted average shares and restated earnings per share

The weighted average shares of previously reported for the years ended December 2006, 2005 and 2004 are 1,000 shares and the earnings per share that previously reported in Ritar International Group Limited are $3,862, $1,061 and $137 for the year ended December 2006, 2005 and 2004 respectively. After the recapitalization reverse merger consummated in February 2007, the restated weighted-average shares are 11,694,663 shares and the restated earnings per share are $0.33, $0.09 and $0.01 for the years 2006, 2005 and 2004 respectively.

9.
We refer to the restated consolidated statement of cash flows for 2006 presented on page F-58. The item "restricted cash" appears to be incorrectly labeled "contributions from minority interests of a subsidiary." Please revise or advise.

Company Response: Per the Staff’s comment, we have revised the restated consolidated statement of cash flows for 2006 by labeling the item as “restricted cash.”

10.
We refer to the restated consolidated statement of cash flows for 2005 appearing on page F-59. It continues to be unclear whether the cash flow statement for 2005 is appropriately prepared. While we understand that you have restated to better comply with the foreign currency guidance from SFAS 95, the magnitude of the some of the adjustments, especially as related to borrowings and repayments, suggests that the statement for 2005 may continue to contain errors. We see for instance that proceeds from bank borrowings is now a cash outflow; and, repayments of bank borrowings is now a cash inflow. It appears highly unlikely that any adjustment to correct the impact of changes in exchange rates would change the direction of individual financing cash flows. Please re-visit the preparation of the cash flow statement and correct any errors. Please tell us about any corrections; or, if you believe there are no errors, please explain in response to this comment.

Company Response: We re-visited and recalculated the cash flow statement for 2005 based on the average exchange rate. We also reclassified the related bank borrowings and repayments. Please refer to our response to Comment 7 for the detailed Restatement of Consolidated Statements of Cashflows for the Years Ended December 31, 2006, 2005 and 2004.

Exhibit 23.1

11.	Please revise the auditor consent to also consent to the reference to the audit firm in the introductory paragraph to Selected Consolidated Financial Data.

Company Response: We have removed the reference to our independent auditor from the introductory paragraph to Selected Consolidated Financial Data in the Registration Statement. Therefore, the auditor consent does not need to consent to such removed reference.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755- 83475380 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Ritar Power Corp.

By:	/s/ Jiada Hu
Jiada Hu
Chief Executive Officer